Form ATS-N draft filing for ATS-4 (MS POOL)

Part Number	Item Number	Question	Answer
Cover	N/A	Does the NMS Stock ATS currently operate pursuant to a Form ATS	Yes.
Cover	N/A	Type of Filing	Initial Form ATS-N (first line)
Part I	Item 1	Is the organization, association, Person, group of Persons, or system filing the Form ATS-N a broker-dealer registered with the Commission	Yes.
Part I	Item 2	Full name of the registered broker-dealer of the NMS Stock ATS ("Broker-Dealer Operator") as stated on Form BD	Morgan Stanley & Co. LLC (MS&Co)
Part I	Item 3	Full name(s) of the NMS Stock ATS under which business is conduct, if different:	MS POOL ATS-4
Part I	Item 4	Provide the SEC file number and CRD number of the Broker-Dealer Operator:	a: SEC File No.: 8-15869 b: CRD No.: 8209
Part I	Item 5	Provide the full name of the national securities association of the Broker-Dealer Operator, the effective date of the Broker-Dealer Operator's membership with the national securities association, and Market Participant Identifier ("MPID") of the NMS Stock ATS:	a: National Securities Association: FINRA b: Effective Date of Membership: June 30, 1970 c: MPID of the NMS Stock ATS: MSPL
Part I	Item 6	Provide, if any, the website URL of the NMS Stock ATS	http://www.morganstanley.com/disclosures/morgan-stanley-dark-pools
Part I	Item 7	Provide the primary, and if any, secondary physical street address(es) of the NMS ATS	The matching system is located at the NY5 data center located at 800 Secaucus Road, Secaucus, NJ 07094.

Part Number	Item Number	Question	Answer
		matching system	The secondary/backup location for the matching system is located at 165 Halsey Street, Newark, NJ 07102.
Part I	Item 8	Attached as Exhibit 1 the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.	Check the box for "Select if, in lieu of filing, {NMS Stock ATS} certifies that the information requested under this Exhibit is available at the website above and is accurate as of the date of this filing."
Part I	Item 9	Attach as Exhibit 2, the most recently filed or amended Schedule B of Form BD for the Broker-Dealer Operator disclosing information related to indirect owners.	Check the box for "Select if, in lieu of filing, {NMS Stock ATS} certifies that the information requested under this Exhibit is available at the website above and is accurate as of the date of this filing."
Part I	Item 10	For filings made pursuant to Rule 304(a)(2)(i)(A) through (D) (i.e., Form ATS-N Amendments), attach as Exhibit 3 a document marked to indicate changes to "yes" or "no" answers or additions to or deletions from any Item in Part 1, II, and Part III, as applicable. Do not include in Exhibit 3 Items that are not changing.	N/A
Part II	Item 1a	Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g. quotes, conditional orders, or indications of interest) into the NMS Stock ATS?

If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or | Yes.

Any sales or trading business unit in the Institutional Equity Division (IED) or Fixed Income Division (FID) of MS&Co can enter an order in ATS-4 on an agency, principal, and/or riskless principal basis. All business units of MS&Co use the MSCO MPID. Business units are described below and reflect the |

Part Number	Item Number	Question	Answer
		client desk) and for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).	desk trading and managing risk for such product. - Core (Cash) Products (trading and market making related to domestic and international equities) - ETF (trading of domestic and international exchange traded funds and underlying equities) - Morgan Stanley Electronic Trading (electronic trading of equities, options, and futures) - Portfolio Products/Program Trading (trading of customer single orders and program orders; executing guaranteed benchmark trades and blind principal risk transactions) - Automated Marking Making (listed equity options market making and related hedging) - Convertible Products (trading of convertible bonds, convertible preferred equities, and equity warrants) - Corporate Equity Products (handling of corporate repurchases) - Exotic Products (trading of structured notes, complex OTC equity derivatives products, single name volatility/variance swaps, and dispersion) - Index Products (trading of listed and OTC broad- and narrow-based index options, ETF options, ETN options, volatility index options, depository receipt options, volatility/variance swaps, equity structured products (OTC), and volatility index futures) - Single Name Products (trading of listed and OTC equity options, equity sector index options, ETF options, depository receipt options, ETN options, volatility/variance swaps, and dividend swaps) - Core Prime Brokerage (trading of equities, equity options, and other equity-related instruments to manage stock lending risk) - Delta One Structured Products (engaging in financing transactions in a variety of equity and equity-related instruments by providing long and short equity linked exposure both with clients and swap market participants; structuring of customized financing, yield enhancement and hedging transactions for clients and Morgan Stanley) - Credit Corporates (trading of corporate bonds, CDS, credit indices, corporate loans, and other fixed income instruments; may use various equity products for hedging purposes including but not

Part Number	Item Number	Question	Answer
			limited to single name stocks, ETFs, equity options and equity futures) - Municipal Securities (trading of municipal securities, tender option bonds, variable rate demand notes, rate locks, MCDX, and other fixed income instruments; may use various equity products for hedging purposes including but not limited to ETFs and equity futures) - Securitized Products Group (trading of ABS, CMBS, RMBS, CLOs, CDOs, CDS, credit indices, agency debt securities, whole loans and other fixed income instruments; may use various equity products for hedging purposes including but not limited to, single name, ETFs, equity options and equity futures).
Part II	Item 1b	If yes to Item 1(a), are the services that the NMS Stock ATS offers and provides to the business units required to be identified in Item 1(a) the same for all Subscribers? If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences here.	Yes.
Part II	Item 1c	Are there any formal or informal arrangements with any of the business units required to be identified in Item 1(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specific thresholds of trading or quoting activity)? If yes, identify the business unit and respond in the request in Part III, Item 12 of this form.	No. N/A

Part Number	Item Number	Question	Answer
Part II	Item 1d	Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by the Broker-Dealer Operator? If yes, respond to request in Part III, Item 16 of this form.	No. N/A
Part II	Item 2a	Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS? If yes, name and describe each **type of Affiliate** that enters or directs the entry of orders and trading interest into the ATS (e.g. broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).	Yes. MS&Co has over 700 affiliates, including investment advisers, investment companies, U.S. broker-dealers, foreign broker dealers or equivalent entities, non broker-dealers, and bank regulated entities. Any such affiliate can enter an order in ATS-4, either for that affiliate's own account or as agent or riskless principal on behalf of the affiliate's client(s). Such orders are classified either as agency or principal on the books and records of the Broker-Dealer Operator, as described in the response to Part III, Item 7(a) and subject to the priority rules described in response to Part III, Items 7(a) and 11(a) and the counter-party selection/opt-out processes described in response to Part II, Item 3. During the prior quarter, the following affiliates have executed orders in ATS-4: - Morgan Stanley Canada Limited (foreign) - Morgan Stanley Capital Products LLC (non BD) - Morgan Stanley Capital Services LLC (non BD) - Morgan Stanley & Co. International plc (foreign) - Morgan Stanley Smith Barney LLC (MPID: MSSB) - Morgan Stanley Strategic Investments, Inc (non BD) - Morgan Stanley Uruguay Ltda. (foreign) - Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (foreign) - Mitsubishi UFJ Morgan Stanley PB Securities Co.,

Part Number	Item Number	Question	Answer
			Ltd. (foreign) With the exception of Morgan Stanley Smith Barney LLC, the affiliates listed above are either non broker-dealers (notated with "non BD") or foreign-broker dealers (notated with "foreign") and as such do not have their own MPID.
Part II	Item 2b	If yes to Item 2(a), are there services that the NMS Stock ATS offers and provides to Affiliates required to be identified in Item 2(a) the same for all Subscribers? If no, explain any difference in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences.	Yes. N/A
Part II	Item 2c	Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)? If yes, identify the Affiliate and respond to the request in Part III, Item 12 of this form.	No. N/A
Part II	Item 2d	Can orders or trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator? If yes, respond to the request in Part III, Item 16 of this form.	No. N/A

Part Number	Item Number	Question	Answer
Part II	Item 3a	Can any Subscriber opt out from interacting with orders and trading interest of the Broker-Dealer Operator in the NMS Stock ATS? If yes, explain the opt-out process.	Yes. A Subscriber can opt out of interacting with orders (either of the Broker-Dealer Operator or an affiliate) that are deemed principal by Morgan Stanley, as described in Part III, Item 7(a). (See Part III, Item 13 and 14 for additional information about the opt-out process.) This opt-out can be configured on a Subscriber basis (for all of the Subscriber's order flow) by communicating the request to account coverage or on an order-by-order basis (for orders identified by the Subscriber) via FIX tag.
Part II	Item 3b	Can any Subscriber opt out of interacting with the orders and trading interest of an Affiliate of the Broker-Dealer Operator in the NMS Stock ATS? If yes, explain the opt-out process.	Yes. As indicated in Part II, Item 3(a) above, a Subscriber can opt out of interacting with orders (either of the Broker-Dealer Operator or an affiliate) that are deemed principal by Morgan Stanley, as described in Part III, Item 7(a). (See Part III, Item 13 and 14.) This opt-out can be configured on a Subscriber basis (for all of the Subscriber's order flow) by communicating the request to account coverage or on an order-by-order basis (for orders identified by the Subscriber) via FIX tag.
Part II	Item 3c	If yes to Item 3(a) or 3(b), are the terms and conditions of the opt-out process required to be identified in Item 3(a), 3(b), or both, the same for all Subscribers? If no, identify and explain any differences.	Yes. N/A
Part II	Item 4a	Are there any formal or informal arrangements (e.g., mutual, reciprocal, or preferential access arrangements) between the Broker-Dealer Operator and a	Yes.

Part Number	Item Number	Question	Answer
		Trading Center to access the NMS Stock ATS services (e.g., arrangements to effect transactions or to submit, disseminate, or display orders and trading interest). If yes, identify the Trading Center and the ATS services and provide a summary of the terms and conditions of the arrangement.	MS&Co has entered into mutual access agreements with certain other broker-dealers that are broker-dealer operators of each such broker-dealer's NMS Stock ATS. Such agreements permit the other broker-dealer operator to access ATS-4 and permit MS&Co to access the NMS Stock ATS operated by the other broker-dealer. These agreements do not create any obligation on either party to enter orders or trading interest on any NMS Stock ATS. MS&Co has entered into such agreements with the following broker-dealer operators of an NMS Stock ATS: Barclays Capital Inc.; Deutsche Bank Securities; Fidelity Capital Markets; Goldman Sachs & Co.; JP Morgan Securities; and UBS Securities. In addition, certain broker-dealers are Subscribers to ATS-4 and may have entered into electronic trading agreements relating to the entry of orders with the Broker-Dealer Operator (which may include, but is not limited to, access to ATS-4). These agreements, however, do not create any obligation for such broker-dealers to enter orders in ATS-4 and such broker-dealers access ATS-4 on the same terms as other Subscribers.
Part II	Item 4b	If yes to Item 4(a), are there any formal or informal arrangements between an Affiliate of the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services.	No.
Part II	Item 5a	Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products	Yes.

Part Number	Item Number	Question	Answer
		that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)? If yes, identify the products or services offered, provide a summary of the terms and conditions for use and list here the applicable Item number in Part II of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.	As a full-service broker-dealer, MS&Co provides Subscribers and the Broker-Dealer Operator (Participants) with access to a number of products including algorithmic trading products, smart order routing technology, connectivity with third-party order entry systems via FIX, and Morgan Stanley proprietary order entry systems. Any of these products can be used to enter orders that can access ATS-4 directly or indirectly (such as via algorithmic trading products or smart order routing technology). (See Part III, Item 5.) There are no specific terms and conditions for use of these products to access ATS-4.
Part II	Item 5b	If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	Yes.
Part II	Item 5c	Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS? If yes, identify the products or services offered, provide a summary of the terms and	No.

Part Number	Item Number	Question	Answer
		conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.	
Part II	Item 5d	If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?	N/A
Part II	Item 6a	Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS? If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.	Yes. The Broker-Dealer Operator does not run ATS-4 as a separate business, but rather operates it as one trading product or venue within the full service broker-dealer. There are no employees exclusively dedicated to ATS-4. MS&Co considers confidential trading information of ATS-4 to be (1) order-related information received by ATS-4; (2) execution-related information in ATS-4 (including identities of contra-parties to an execution); and (3) data and analytics related solely to the activity of ATS-4 (with the exception of information made publicly available pursuant to reporting rules and regulations). Listed below are the shared employees (which include employees and personnel such as consultants, temporary workers, and contingent workers of Morgan Stanley Services Group, Inc. (MSSG), an affiliated service entity that provides MS&Co and affiliates with certain inter-company

Part Number	Item Number	Question	Answer
			services including, infrastructure group support, information processing, communications and occupancy, and equipment) that service both ATS-4 and MS&Co or an MS&Co affiliate and have access to confidential trading information of ATS-4, along with the basis for such access.
			-Information Technology and Operations employees: Various technology groups of MSSG and MS&Co are responsible for developing, monitoring, and testing and otherwise supporting various systems within MS&Co's trading infrastructure. Employees within these groups include developers, systems engineers, or network engineers for MS&Co systems, including ATS-4. They are responsible for reviewing and testing the coding, systems infrastructure, and network infrastructure that supports the MS&Co trading infrastructure including ATS-4 to ensure stability and continued functionality and are also responsible for developing, testing, and implementing additional functionalities for ATS-4 as needed. Certain of these technology-related employees have access to the real-time production environment for ATS-4. As a result and in order to support the operation and infrastructure of ATS-4, these technology-related employees are able to access databases containing order-related and execution-related information and other confidential trading information of ATS-4. Similarly, certain Operations employees support the clearance and settlement of transactions effected through MS&Co including transactions effected on ATS-4. Those employees require access to confidential information of the Broker-Dealer Operator including confidential trading information of ATS-4, such as execution-related information and allocation information on order records, to assist in issues relating to clearance and settlement of

Part Number	Item Number	Question	Answer
			such transactions.
			-Sales and Trading employees: Sales and trading employees, including account coverage, handle orders on behalf of clients. This could involve providing trading discretion to determine when and how to handle an order, including routing an order directly or indirectly to ATS-4 among other market centers. Account representatives assigned to clients whose orders may be entered in ATS-4 (among other market centers) have access, with respect to each applicable client, to the order information prior to such information being entered into ATS-4 and, as a result of servicing such client, have access to execution-related information, including the fact that such client's order was matched in ATS-4 with an order from another Participant in ATS-4. Such sales and trading employees have access to their client information prior to entry and after execution in ATS-4. Account representatives have system entitlements only for the clients they cover and only have visibility into where an order was ultimately routed and/or executed, whether to/in ATS-4 or any other market center.
			-Risk Management personnel: MS&Co has employees that perform business unit risk management functions including market risk, non-market risk, credit risk, and technology risk with respect to the businesses of the Broker-Dealer Operator including ATS-4. In performing these functions, these employees have access to order and execution information and other confidential information relating to Morgan Stanley business activities, including confidential trading information of ATS-4, such as order-related information, execution-related information, and client or desk trading activity.

Part Number	Item Number	Question	Answer
			-Supervisory and Oversight employees: Employees acting in a supervisory or oversight capacity (including employees performing reviews at the direction of such employees) have access to confidential information relating to Morgan Stanley business activities, including confidential trading information of ATS-4. Certain of these employees, among other responsibilities, have supervisory responsibilities reasonably designed to ensure that ATS-4 operates as intended. They are also responsible for evaluating and reviewing Participant performance, assessing Participant trading activity in connection with classification as a Professional Trader or not as a Professional Trader (See Part III, Item 13), reviewing market developments to adhere to regulatory obligations, and conducting analyses in connection with the foregoing. In furtherance of these responsibilities, these employees have access to confidential trading information of ATS-4. -Legal, Compliance and other Guardianship functions: Employees in the Legal and Compliance Departments and others involved in complying with regulatory requirements support, with respect to such requirements, the businesses of MS&Co, including the business of ATS-4. These employees provide such support by, among other functions, responding to regulatory inquiries, conducting compliance and other reviews, performing internal audits of the trading infrastructure of the Broker-Dealer Operator (including the trading infrastructure supporting ATS-4), all with respect to activity within ATS-4. In the course of performing such functions and generally providing support to ATS-4, those employees have access, on an as-needed basis, to confidential trading information of

Part Number	Item Number	Question	Answer
			ATS-4, such as order-related and execution-related information in ATS-4.

Certain personnel from the groups listed above participate in the meetings described in Part III, Item 13(a) to classify a Participant as a professional trader or not a professional trader. As such, those personnel have access to confidential trading information of ATS-4 but may only use the information obtained in or through such meetings for the purpose of such meetings and may not use such information for any unauthorized purpose. |
| Part II | Item 6b | Does any entity, other than the Broker-Dealer Operator, support the service or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

If yes, both identify the service provider and provide a provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider. | Yes.

As indicated in the response to Item 6(a), MS&Co has an agreement with an affiliated service entity, MSSG, in which MSSG agrees to provide MS&Co with certain inter-company services including operations, technology, legal, compliance and other infrastructure group support.

In addition, Equinix, Inc. operates the NY5 data center that hosts the servers that operate ATS-4 and provides the connectivity services described in Part III, Item 6 (Connectivity and Co-location). Market Halsey Urban Renewal, LLC operates the data center at 165 Halsey Street, Newark, New Jersey that hosts the backup servers that operate ATS-4 and provides the connectivity services described in Part III, Item 6 (Connectivity and Co-location). Neither Equinix nor Market Halsey Urban Renewal is authorized to access confidential trading information of ATS-4. |
| Part II | Item 6c | If yes to Item 6(b), does the service provider, or any of its Affiliates use the NMS Stock ATS | Yes.

As MSSG is an affiliate of the Broker-Dealer Operator, affiliates of the Broker-Dealer Operator |

Part Number	Item Number	Question	Answer
		services? If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.	are also affiliates of MSSG. Thus, affiliates of the Broker-Dealer Operator that can enter orders in ATS-4 identified in response to Part II, Item 2 are also affiliates of the service provider MSSG for purposes of this Item 6(c).
Part II	Item 6d	If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers? If no, identify and explain any differences.	Yes.
Part II	Item 7a	Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS including: i. written standards controlling employees of the ATS that trade for employees' accounts; and ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.	MS&Co maintains restrictions (including permissioned access) and policies and procedures designed to safeguard the confidential trading information of ATS-4. Access to confidential trading information of ATS-4 is limited to the shared employees described in Part II, Item 6(a) (that is, information technology and operations employees; sales and trading employees; risk management employees; supervisory and oversight employees; and legal, compliance, and other with guardianship functions), to the systems that support ATS-4, and smart order routing technology of MS&Co. A description of applicable safeguards and oversight procedures is provided below. 　　-Systems with Access to Order and Execution-Related Information: The order and execution management systems used by the sales and trading employees (including account representatives) described in response to Part II, Item 6(a), can route orders to ATS-4, among other destinations. Similarly, smart order routing technology and algorithmic trading products of MS&Co can route orders to ATS-4 among other

Part Number	Item Number	Question	Answer
			destinations. These systems receive information regarding where such orders were routed and/or executed, which could be ATS-4 or could be any other market center. In addition, the smart order routing technology of the Broker-Dealer Operator has access to the full order book of ATS-4 on a continuous basis. MS&Co maintains a database containing trading information of its NMS Stock ATSs. Authorized employees (generally, authorized information technology and operations employees and certain authorized sales and trading employees, as needed, all as described in Part II, Item 6(a)) have access to the database in order to run queries and generate reports of trading activity within ATS-4. Examples of such reports are volume reports, order-to-fill ratio reports, message count reports, and monthly statistics of ATS-4 activity which are made publicly available. (See Part III, Item 26.) -Use of System Entitlements: MS&Co assigns permissioned logins to access ATS-4 and other aspects of MS&Co's trading infrastructure. These permissioned logins serve as controls to protect confidential trading information, including confidential trading information of ATS-4. Relevant supervisors must approve all employee access to ATS-4 as well as other MS&Co systems with access to order and execution information. Access privileges are aligned to business function and designated reviewers evaluate access based upon the employee's current role. Access is revoked when no longer required or upon an employee's termination. An employee that previously had access to confidential trading information of ATS-4 will no longer have access to such information upon revocation. Additionally, pursuant to written supervisory procedures governing access to MS&Co

Part Number	Item Number	Question	Answer
			NMS Stock ATSs, a supervisor conducts a quarterly review of access and entitlements relating to ATS-4. This review is designed to confirm that those with access should continue to have access and also addresses whether any individual has transferred roles such that he or she should no longer require access.

-Application of Global Cyber Security Program: Morgan Stanley's global cyber security program, including measures designed to detect and prevent unauthorized intrusions to Morgan Stanley systems, apply to MS&Co's trading infrastructure, including ATS-4.

-Use of Information Barriers: MS&Co maintains information barriers to separate employees and systems with access to confidential trading information of its NMS Stock ATSs from those not permitted to access such information. These information barriers serve as controls to protect confidential trading information, including confidential trading information of ATS-4. Morgan Stanley maintains a network firewall and customer gateways that surround its trading infrastructure, including ATS-4, for security purposes. Subscribers (excluding Subscribers affiliated with the Broker-Dealer Operator) connect from outside that firewall and those customer gateways. The firewall and customer gateways seek to protect access to confidential information of Morgan Stanley, including confidential trading information of ATS-4.

-Personal Trading Policy and Restrictions: MS&Co prohibits all employees, including those with access to confidential trading information of ATS-4, from trading based on non-public or other confidential information, which would include confidential information of clients and, more specifically, |

Part Number	Item Number	Question	Answer
			confidential trading information in ATS-4. Pursuant to the Morgan Stanley Global Employee Trading, Investing, and Outside Business Activities Policy and a supplement to that policy governing the Global Sales and Trading Divisions including the Institutional Equity Division of MS&Co, employees (unless an exception is granted) must effect personal transactions in Employee Securities Account maintained at Morgan Stanley. Further, the Morgan Stanley Global Employee Trading Policy requires employees to seek pre-approval for purchases and sales of securities (unless the Global Employee Trading Policy or applicable supplement provides an exemption for a specific type of security, such as an ETF). In addition, employees generally must hold securities purchased in their Employee Securities Accounts for a minimum of 30 calendar days (or obtain pre-approval for such sale prior to 30 calendar days under exceptional circumstances.) Employees are prohibited from effecting transactions that raise an actual or apparent conflict of interest with MS&Co or its clients or in securities on Morgan Stanley's Restricted List. Pursuant to applicable written policies and procedures, compliance and supervisory personnel, as applicable, review employee personal trading activity. Such reviews are designed to confirm compliance with MS&Co's policies regarding pre-approval, holding period, conflicts of interest (including trading based upon confidential trading information), and Restricted List compliance.

-Morgan Stanley Code of Conduct: Morgan Stanley requires all employees to be bound by and observe its Code of Conduct, including provisions that address the handling of client information and impose a duty of confidentiality. |

Part Number	Item Number	Question	Answer
Part II	Item 7b	Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)? If yes, explain how and under what circumstances.	Yes. If a Subscriber requests and instructs the Broker-Dealer Operator to provide its confidential trading information to another Person that the Subscriber identifies (for example, to provide a third party clearing firm with a drop copy of that Subscriber's executions in ATS-4), MS&Co will comply with that request. A Subscriber can make such a request on a one-time basis, on a longer-term basis (i.e., as a default), or on a case-by-case-basis. Any such request is made expressly at the Subscriber's instruction, communicated verbally to MS&Co account coverage or in writing.
Part II	Item 7c	If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)? If yes, explain how and under what conditions.	Yes. As described in Item 7(b), MS&Co will provide confidential trading information of a Subscriber to another Person upon the Subscriber's request. The Subscriber can cancel that request at any time.
Part II	Item 7d	Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the	The shared employees described in response to Part II, Item 6(a) are the only Persons who have access to confidential trading information of ATS-4. As described in Part II, Item 7(a), the smart order routing technology of the Broker-Dealer Operator has access to the full order book of ATS-4 on a

Part Number	Item Number	Question	Answer
		basis for the access.	continuous basis and that information remains in the smart order routing technology.
Part III	**Item 1**	**Types of Subscribers**	
Part III	Item 1	Select the type(s) of Subscribers that can use the NMS Stock ATS services:	*(applicable check boxes, from left to right):* Specifically, check Investment Companies, Retail Investors, Issuers, Brokers, NMS Stock ATSs, Asset Managers, Principal Trading Firms, Hedge Funds, Market Makers, Banks, Dealers; Other: Affiliates of the Broker-Dealer Operator.
Part III	**Item 2**	**Eligibility for ATS Services**	
Part III	Item 2a	Does the NMS Stock ATS require subscribers to be registered broker-dealers?	No.
Part III	Item 2b	Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services? If yes, list and provide a summary of the conditions.	Yes. Any client of MS&Co is eligible to access ATS-4's services. Thus, if a Person meets the credit and counterparty risk and other onboarding standards and documentation applicable for clients of the Broker-Dealer Operator, it can access ATS-4's services. The same process applies to a Person seeking to access ATS-4's services directly. See Part III, Item 5, for the ways in which a Subscriber can access ATS-4's services, both directly and indirectly.
Part III	Item 2c	If yes to Item 2(b), are the conditions required to be identified in Item 2(b) the same for all Persons?	Yes.
Part III	Item 2d	Does the NMS Stock ATS require Subscribers to enter into a written agreement to use the ATS services?	No.
Part III	**Item 3**	**Exclusion from ATS Services**	
Part III	Item 3a	Can the NMS Stock ATS exclude,	Yes.

Part Number	Item Number	Question	Answer
		in whole or in part, any Subscriber from the ATS services? If yes, list and provide a summary of the conditions for excluding, in whole or in part, a Subscriber from the ATS services.	While it is possible to exclude a Subscriber from ATS-4, the Broker-Dealer Operator generally does not exclude any Subscriber specifically or exclusively from the services of ATS-4. Rather, MS&Co may determine not to maintain a client relationship with a Subscriber for reputational, regulatory, credit, conduct, or other similar reasons, which would have the effect of excluding such Subscriber from the services of ATS-4. Examples of such reasons include a Subscriber engaging in a pattern of sending repeated orders of short duration that function effectively as immediate-or-cancel orders (which are not permitted) or a Subscriber under regulatory scrutiny based upon its conduct in the market generally. Thus, it is possible to exclude a Subscriber specifically from ATS-4 or more generally from services of the Broker-Dealer Operator, including based on such Subscriber's activity in ATS-4.
Part III	Item 3b	If yes to Item 3(a), are the conditions required to be identified in Item 3(a) the same for all Subscribers? If no, identify and explain any differences.	Yes.
Part III	**Item 4**	**Hours of Operation**	
Part III	Item 4a	Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.	ATS-4 operates on regular business days during normal trading hours (9:30 a.m. to 4:00 p.m. eastern time, unless delayed, shortened, or otherwise modified by an exchange), but does not trade an NMS stock until there is an execution for that NMS stock on the primary exchange. ATS-4 accepts orders beginning at 8:00 a.m. As an exception to this practice, the Broker-Dealer Operator may choose to operate ATS-4 during normal trading hours when the primary exchange is not operating if the Broker-Dealer Operator deems there to be sufficient liquidity in the marketplace in the applicable NMS stock. The Broker-Dealer Operator

Part Number	Item Number	Question	Answer
			may suspend crossing in ATS-4 during market hours under anomalous conditions. Examples of such conditions include market data issues, technology issues, or reporting issues, all with respect to either the Broker-Dealer Operator or the market generally.
Part III	Item 4b	Are the hours of operation the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	Yes. N/A
Part III	**Item 5**	**Means of Entry**	
Part III	Item 5a	Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)? If yes, explain the protocol that can be used to enter orders and trading interest.	Yes. Participants can enter orders via FIX directly into the trading infrastructure of the Broker-Dealer Operator and such orders are converted to an MS&Co proprietary binary protocol prior to being entered into ATS-4. Participants cannot enter orders via binary. The standard version of FIX offered is FIX 4.2, although the Broker-Dealer Operator continues to support legacy FIX 4.0 and 4.1 sessions. Smart order routing technology (that is, the technology that makes decisions regarding where to route orders among various sources of internal and external liquidity, including ATS-4) and algorithmic trading products of the Broker-Dealer Operator, which are available for use by clients, traders, and sales traders, can enter orders into ATS-4 either via binary or FIX protocol. Orders entered via FIX protocol are converted to the same binary protocol referenced above.
Part III	Item 5b	If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer	No.

Part Number	Item Number	Question	Answer
		Operator?	
		If no, identify and explain any differences.	The FIX protocol available to the Broker-Dealer Operator and affiliates is more extensive than the FIX protocol offered to non-affiliate Subscribers. The FIX protocol offered to the Broker-Dealer Operator and affiliates has additional FIX tags relevant to the nature of this order flow (e.g., tags relating to affiliate status to address self-trading or restrict other interactions).
Part III	Item 5c	Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?	Yes.
		If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator either itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through those means.	Participants can enter orders in ATS-4 via a number of front-end order management systems (OMSs), including third-party OMSs, an OMS of the Broker-Dealer Operator available to internal sales traders and traders, and an OMS provided by the Broker-Dealer Operator to Subscribers.

Participants can enter orders in ATS-4 (i) directly (as described in Part III, Item 5(a)); (ii) via smart order routing technology of the Broker-Dealer Operator that can enter orders into ATS-4 (including with an instruction to route any such order only to ATS-4); or (iii) via algorithmic trading products provided by the Broker-Dealer Operator that can enter orders directly into ATS-4 or via smart order routing technology. Such technology or products may be customized by the Broker-Dealer Operator for a particular Subscriber based upon trading strategies contemplated by that Subscriber for routing to trading centers, one of which can be ATS-4. |
| Part III | Item 5d | If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker- | Yes. As indicated in Part II, Item 5(a), there are no specific terms and conditions for the use of these products to access ATS-4. |

Part Number	Item Number	Question	Answer
		Dealer Operator.	
Part III	**Item 6**	**Connectivity and Co-Location**	
Part III	Item 6a	Does the NMS Stock ATS offer co-location and related services (e.g., cabinets and equipment, cross-connects)? If yes, provide a summary of the terms and conditions for co-location and related services, including the speed and connection (e.g. fiber, copper) options offered.	Yes. The Broker-Dealer Operator permits Participants to cross-connect directly to a FIX gateway for the trading infrastructure, which includes ATS-4, from servers located in the same data center as ATS-4. Such cross connect is provided by Equinix, Inc., the operator of the data center (and, for backup purposes, by the operator of the backup data center for ATS-4). A Participant's connection from its servers in the data center to the FIX gateway for both the primary and backup location for ATS-4 can be via copper or fiber, and speed can range from 1 Gb to 10 Gb, with the 10 Gb connection having lower latency than the 1 Gb connection.
Part III	Item 6b	If yes to Item (6)(a), are the terms and conditions required to be identified in Item 6(a) the same for all Subscriber and the Broker-Dealer Operator? If no, identify and explain any differences.	No. The Broker-Dealer Operator and certain of its affiliates connect to ATS-4 from within the network firewall and customer gateways that surround its trading infrastructure, including ATS-4, for security purposes, and Subscribers (excluding the affiliated Subscribers referenced above) connect from outside that firewall and customer gateways. The Broker-Dealer Operator and those affiliates that connect from within the firewall and customer gateways will be able to access ATS-4 faster as a result of not having to cross the firewall and pass through the customer gateways.
Part III	Item 6c	Does the NMS Stock ATS offer any other means besides co-location and related services	No.

Part Number	Item Number	Question	Answer
		required to be explained in this Item 6(a) to increase the speed of communication with the ATS? If yes, explain the means to increase the speed of communication with the ATS and provide a summary of the terms and conditions for its use.	
Part III	Item 6d	If yes to Item 6(c), are the terms and conditions required to be identified in Item 6(c) the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	N/A
Part III	Item 6e	Does the NMS Stock ATS offer any means to reduce the speed of communication with the ATS (e.g. speed bumps)? If yes, explain the methods to reduce the speed of communications with the ATS provide a summary of the terms and conditions for its use.	No.
Part III	Item 6f	If yes to Item 6(e), are the terms and conditions required to be identified in Item 6(e) the same for all Subscribers and the Broker-Dealer Operator.	N/A
Part III	**Item 7**	**Order Types and Attributes**	
Part III	Item 7a	Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following: i. priority, including the order type's priority upon order entry	The response to Part III, Item 11(a) provides additional information regarding the manner in which orders interact in ATS-4 and it may be helpful to review that Item first for applicable background. ATS-4 accepts market and limit orders (including buy, sell, sell short, and sell short exempt orders),

Part Number	Item Number	Question	Answer
		and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price; ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability); iii. order types designed not to remove liquidity (e.g. post only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received; iv. order types that adjust their price as changes to the order book occur (e.g. price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;	which, in each case, may also be designated with a peg instruction. ATS-4 accepts Day orders and IOC orders (as Time in Force attributes), although only smart order routing technology of the Broker-Dealer Operator is permitted to send IOC orders to ATS-4 to seek an immediate match. If liquidity is available in ATS-4 at a price that is at or within the best bid and best offer from markets that display protected quotations as defined in Regulation NMS (the best bid and offer), the Broker-Dealer Operator's smart order routing technology, based on its view of liquidity in ATS-4 (i.e., the full order book), may access such liquidity by sending an IOC order to ATS-4. Subscribers and the Broker-Dealer Operator accessing ATS-4 directly are permitted to enter day orders, but not IOC orders. Participants and the Broker-Dealer Operator's smart order routing technology and algorithmic trading products can designate an order sent to ATS-4 with a minimum fill quantity instruction. ATS-4 does not aggregate multiple contra-side orders to satisfy a minimum fill quantity on a single order. The minimum fill quantity constraint applies to every execution in ATS-4, except where the unexecuted portion of an order is less than the minimum fill quantity, in which case ATS-4 will not cancel the unexecuted quantity and such quantity will remain in ATS-4 for execution. ATS-4 does not support post-only orders. ATS-4 does not route orders to other Trading Centers. ATS-4 employs price/capacity/size/time matching priority, which encourages size and deemphasizes speed (rather than prioritizing time over size). Orders from Participants not classified as professional traders are given priority over both principal orders (as defined below in this section) and orders from Participants classified as professional traders. The price used for determining order priority is the price at or closest to the

Part Number	Item Number	Question	Answer
		v. whether an order type is eligible for routing to other Trading Centers; vi. the time-in-force instructions that can be used or not used with each order type; vii. the circumstance under which order types may be combined with another order type, modified, replaced, cancelled, rejected or removed from the NMS Stock ATS; and viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.	midpoint at which the order can be executed. An order may be designated with an instruction to be pegged to the near side of the best bid and offer or the midpoint of the best bid and offer. Because orders in ATS-4 cannot be executed at a price higher than the best offer or lower than the best bid, all orders in ATS-4 without a peg instruction are treated as if they were pegged to the far side of the best bid or offer, subject to any applicable limit price. An order pegged to the near side of the best bid and offer that has ever been repriced to a peg price other than its limit price yields time priority to other orders with the same price, capacity, and size. An order that ATS-4 receives from an affiliate of the Broker-Dealer Operator on behalf of that affiliate's client(s) is classified as an agency order. An order that ATS-4 receives from an affiliate trading for the affiliate's own account for the affiliate's client facilitation/market making activity (which the Broker-Dealer Operator handles as agent for its affiliate) yields priority to other agency orders (and is classified as an agency order for counterparty selection/opt-out purposes as described in Part II, Item 3). An order that ATS-4 receives from an affiliate for the affiliate's own account other than for the affiliate's client facilitation/market making activity is deemed a principal order by Morgan Stanley for priority and for counterparty selection/opt-out purposes, notwithstanding that the Broker-Dealer Operator's capacity otherwise would be as agent for its affiliate. An order could lose execution priority to a later arriving order at the same price if the later arriving order ranks higher with respect to other priority factors such as size or capacity. This is because ATS-4 prioritizes size over time and capacity over both size and time. In addition, as described above, an order pegged to the near side of the best bid and offer that has ever been repriced to a peg price other than its limit price yields time priority to other orders with the same price, capacity, and size.

Part Number	Item Number	Question	Answer
			An order receives a new time stamp when it enters ATS-4 and when any term of the order is subsequently amended by the party entering it, other than a decrease in quantity/size.
Part III	Item 7b	Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	Yes.
Part III	**Item 8**	**Order Sizes**	
Part III	Item 8a	Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest? If yes, specify any minimum or maximum sizes for orders or trading interest.	Yes. The minimum order size for orders in ATS-4 is a round lot, and ATS-4 rejects odd lot orders. ATS-4 will also cancel the odd lot portion of any mixed lot order after the round lot portion is fully executed. Although not required, a Participant can choose to provide a minimum fill quantity for an order, as described in Part III, Item 7(a). In addition, MS&Co has procedures reasonably designed to prevent the entry of orders that exceed pre-set credit or capital thresholds and the entry of erroneous orders by rejecting orders that exceed appropriate size parameters on an order-by-order basis or over a short period of time, as required by Rule 15c3-5 under the Securities Exchange Act of 1934, as amended, commonly known as the Market Access Rule.
Part III	Item 8b	If yes to Item 8(a), are the requirements and procedures required to be identified in Item 8(a) the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	No. Limits pursuant to the Market Access Rule are set with respect to each Participant in accordance with MS&Co's Market Access Rule policies and procedures.

Part Number	Item Number	Question	Answer
Part III	Item 8c	Does the NMS stock accept or execute odd-lot orders? If yes, specify any odd-lot order requirements and related handling procedures (e.g. odd lot treated the same as round lot).	No.
Part III	Item 8d	If yes to item 8(c), are the requirements and procedures required to be identified in Item 8(c) the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	N/A
Part III	Item 8e	Does the NMS Stock ATS accept or execute mixed-lot orders? If yes, specify any mixed lot order requirements and related handling procedures (e.g. mixed lot treated the same as round lot).	Yes. ATS-4 will accept a mixed lot order, but will cancel the odd lot portion of any mixed lot order after the round lot portion is fully executed.
Part III	Item 8f	If yes to item 8(e), are the requirements and procedures required to be identified in Item 8(e) the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	Yes.
Part III	**Item 9**	**Conditional Orders and IOIs**	
Part III	Item 9a	Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)? If yes, identify and explain the use of the messages, including information contained in the	No.

Part Number	Item Number	Question	Answer
		messages (e.g. price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request) the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g. submission to firm up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).	
Part III	Item 9b	If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?	N/A
Part III	**Item 10**	**Opening and Reopening**	
Part III	Item 10a	Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders and trading interest are priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.	ATS-4 organizes buy day orders by priority then sell day orders by priority, after which orders may be matched. The price/capacity/size/time priority rules are described in response to Part III, Item 11(a). The Broker-Dealer Operator's smart order routing technology does not send IOC orders until trading has opened (or re-opened) on ATS-4.

For opening in a subject NMS stock, trading on ATS-4 begins once there is an execution in that NMS stock on its primary exchange. As an exception to this practice, the Broker-Dealer Operator may choose to operate ATS-4 during normal trading hours when the primary exchange is not operating if the Broker-Dealer Operator deems there to be sufficient liquidity in the marketplace in the applicable NMS stock. For re-opening, trading |

Part Number	Item Number	Question	Answer
			is triggered by the primary exchange providing notification of its trading status. For both opening and re-opening, the Broker-Dealer Operator may also (for example, in exceptional market conditions such as periods of volatility) issue an administrative command not to initiate trading on ATS-4.
Part III	Item 10b	Are the processes and procedures governing opening and re-opening the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	Yes.
Part III	Item 10c	Explain how unexecuted orders and trading interest are handled at the time the NMS Stock ATS begins regular trading at the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.	Unexecuted day orders remain in ATS-4 and are handled as described in the response to Item 10(a) both at the start of regular trading hours and following a stoppage of trading in a security during regular trading hours. For clarity, an unexecuted day order remains in ATS-4 during normal trading hours, is not cancelled upon a stoppage of trading, and will expire by its terms at the end of a trading day. ATS-4 does not support opening or re-opening order types.
Part III	Item 10d	Are the processes or procedures governing unexecuted orders and trading at the time the NMS Stock ATS begins regular trading at the start of regular trading hours, or following a stoppage of trading in a security during regular trading hours, the same for all Subscribers and the Broker-Dealer Operator? If no, identity and explain any differences?	Yes.
Part III	Item 10e	Are there any differences between pre-opening executions, executions following a stoppage of trading in a security during regular	No.

Part Number	Item Number	Question	Answer
		trading hours, and/or executions during regular trading hours? If yes, identify and explain the differences.	
Part III	**Item 11**	**Trading Services, Facilities and Rules**	
Part III	Item 11a	Provide a summary of the structure of the NMS Stock ATS marketplace (e.g. crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.	ATS-4 is a real-time continuous match dark pool. ATS-4 tracks on a real-time basis, for each NMS stock eligible to be matched through it, the best bid and offer. The Broker-Dealer Operator lists on the website provided in response to Part I, Item 6 and otherwise provides monthly notice of those NMS stocks not eligible to be matched in ATS-4. Generally, the NMS stocks not eligible for matching in ATS-4 are securities with a regulatory or practical limitation on matching, such as securities on Morgan Stanley's restricted list, securities for which Morgan Stanley is the issuer, securities for which ATS-4 is approaching the 5% volume threshold under Regulation ATS, or securities with anomalous characteristics. Orders matched by ATS-4 are matched initially at the midpoint of the best bid and offer to the extent such a match is possible. To the extent that there are remaining unmatched orders after the midpoint match, such orders will be matched at a price that is at or within the best bid and offer (the matching range). In general, ATS-4 attempts to match buy and sell orders at the midpoint of the best bid and offer. If orders remain after midpoint matching (for example, a buy order and a sell order each with limit prices below the midpoint), ATS-4 will run the matching algorithm again, starting at a matching price closest to the midpoint. This process will repeat to seek to match orders at other prices within the appropriate matching range, incrementally moving away from the midpoint. To illustrate, consider the following. The best bid and offer is $50.00 - $50.10. ATS-4 would match a limit order to buy at $50.08 with a market order to sell at the midpoint match price, $50.05. Assume

Part Number	Item Number	Question	Answer
			that after the midpoint match, there remains a limit order to buy at $50.04 and a limit order to sell at $50.02. ATS-4 will match these orders (which could not have matched at the midpoint of $50.05) at $50.04, the next match price closest to the midpoint match price. ATS-4 employs price/capacity/size/time matching priority, which encourages size and deemphasizes speed (rather than prioritizing time over size). As described in response to Part III, Item 13, a Participant can be classified as a professional trader or not classified as a professional trader. The term "capacity" refers to whether a Participant is classified as a professional trader, is not classified as a professional trader, is entering an order deemed principal by Morgan Stanley, or is entering an order deemed agent by Morgan Stanley, as described in Part III, Item 7(a). Orders from Participants not classified as professional traders are given priority with respect to capacity over both principal orders (as defined in response to Part III, Item 7(a)) and orders from Participants classified as professional traders. The price used for determining order priority is the price at or closest to the midpoint at which the order can be executed. An order deemed agent can be for a Participant classified as a professional trader or for a Participant not classified as a professional trader. Similarly, an order deemed principal can be for a Participant classified as a professional trader or for a Participant not classified as a professional trader.
Part III	Item 11b	Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	Yes.
Part III	Item 11c	Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the	ATS-4 operates pursuant to the matching process described in response to Part III, Item 11(a), with order interaction subject to the priority rules described in response to Part III, Items 7(a) and

Part Number	Item Number	Question	Answer
		priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales locked-cross markets, the handling of execution errors, and the time-stamping of orders and executions.	11(a) and the Counter-Party Selection procedures described in response to Part III, Item 14(a) and Part II, Item 3. As described in those sections, the Broker-Dealer Operator permits (i) Participants not classified as professional traders to opt out of interacting with Participants classified as professional traders in ATS-4 and (ii) Participants to opt out of interacting with orders deemed principal orders in ATS-4 by Morgan Stanley, as described in Part III, Item 7(a). For clarity, a Participant classified as a professional trader cannot opt out of interacting with other Participants classified as professional traders. ATS-4 accepts short sale orders and short sale exempt orders and the Broker-Dealer Operator handles such orders pursuant to the policies and procedures adopted pursuant to Rule 201(b) of Regulation SHO. ATS-4 does not execute transactions in NMS stocks that are the subject of a locked or crossed market. An order that ATS-4 receives from an affiliate for the affiliate's own account other than for the affiliate's client facilitation/market making activity is deemed a principal order by Morgan Stanley for priority and for counterparty selection/opt-out purposes, notwithstanding that the Broker-Dealer Operator's capacity otherwise would be as agent for its affiliate. In the event of an error of ATS-4 or of the Broker-Dealer Operator, the Broker-Dealer Operator will bust the trade or handle the liquidation or covering of the error position in a Morgan Stanley error account. An order receives a new time stamp when it enters ATS-4 and when any term of the order is subsequently amended by the party entering it, other than a decrease in quantity/size. Orders and executions are timestamped with millisecond granularity.

Part Number	Item Number	Question	Answer
Part III	Item 11d	Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	Yes.
Part III	**Item 12**	**Liquidity Providers**	
		Are there any formal or informal arrangements with any Subscriber or the Broker-Dealer Operator to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)? If yes, describe the arrangement, including the terms and conditions.	No.
Part III	**Item 13**	**Segmentation; Notice**	
Part III	Item 13a	Are orders and trading interest in the NMS Stock ATS segmented into categories, tiers, or levels (e.g. segmented by type of participant, order size, duration, source, or nature of trading activity)? If yes, explain the segmentation procedures, including (i) a description of how orders and trading interest are segmented; (ii) identify and describe any categories in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of a segmented	Yes. The Broker-Dealer Operator can classify a Participant in ATS-4 as a professional trader based on the nature and frequency of that Participant's activities (or, for a new Participant, its anticipated activities) in ATS-4. The Broker-Dealer Operator evaluates the nature and frequency of a Participant's activities based upon average daily message count and number of shares executed per order. Such classifications are made on a monthly basis, but can be made intra-month if there is an extraordinary change in a Participant's activities during that month. Principal orders for the Broker-Dealer Operator and principal orders for an affiliate of the Broker-Dealer Operator are deemed principal orders in ATS-4, as described in Part III, Item 7(a). It is possible for one

Part Number	Item Number	Question	Answer
		category; and (v) how segmentation can affect order interaction.	or more trading desks or business units of the Broker-Dealer Operator or an affiliate of the Broker-Dealer Operator to be classified as a professional trader if it meets the criteria for such classification. Segmentation can affect order interaction in the following manner. An order from a Participant not classified as a professional trader is given priority over both orders deemed principal orders in ATS-4 and orders from Participants classified as professional traders. In addition, the Broker-Dealer Operator permits (i) Participants not classified as professional traders to opt out of interacting with Participants classified as professional traders in ATS-4 and (ii) Participants to opt out of interacting with orders deemed principal orders in ATS-4, as described in Part III, Item 7(a). For clarity, a Participant classified as a professional trader cannot opt out of interacting with other Participants classified as professional traders.
Part III	Item 13b	If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	Yes.
Part III	Item 13c	Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker-dealer on the NMS Stock ATS as a customer order?	Yes.
Part III	Item 13d	If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest? If yes, provide a summary of the content of the disclosure, when	Yes. The Broker-Dealer Operator will inform a Participant both when the Participant has been

Part Number	Item Number	Question	Answer
		and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.	classified as a professional trader and when (and if) the Participant is no longer classified as a professional trader, in each case so that the Participant knows of its priority and any applicable opt-out functionality. Such communication is provided by personnel of the Broker-Dealer Operator that cover that Participant. The Broker-Dealer Operator communicates to its internal Participants (e.g., internal trading desks of the Broker-Dealer Operator) that their orders deemed principal will be treated as principal. Finally, the personnel identified in response to Part II, Item 6(a) have access, as needed, to participant classification information. Classification status is reviewed and changes are made on a monthly basis.
Part III	Item 13e	If yes to Item 13(d), are the disclosures required to be identified in Item 13(d) the same for all Subscribers and the Broker-Dealer Operator. If no, identify and explain any differences.	Yes.
Part III	**Item 14**	**Counterparty Selection**	
Part III	Item 14a	Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g. designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)? If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.	Yes. As described in response to Item 13(a), the Broker-Dealer Operator permits (i) Participants not classified as professional traders to opt out of interacting with Participants classified as professional traders in ATS-4 and (ii) Participants to opt out of interacting with orders deemed principal in ATS-4, also as described in Part II, Item 3. For clarity, a Participant classified as a professional

Part Number	Item Number	Question	Answer
			trader cannot opt out of interacting with other Participants classified as professional traders. In addition, orders may be designated (a) not to interact with certain orders to comply with regulatory requirements (such as requirements under ERISA for applicable accounts relating to principal and agency crosses); (b) not to cross with orders from the same Participant (where crossing may otherwise be permitted); and (c) to execute in an amount not less than a minimum quantity indicated as described in Part III, Item 7(a). Such designations can be made on an order-by-order basis by the Participant or as a default setting for that Participant set by the Broker-Dealer Operator at the Participant's request. Designations that a Participant makes on an order-by-order basis are effective immediately with respect to that order. Designations to change a default setting become effective once the requisite change can be made, which can vary in time.
Part III	Item 14b	If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	No. The procedures for counterparty selection are the same for all Subscribers and the Broker-Dealer Operator, except as follows: First, a Participant that is classified as a professional trader cannot opt out of interacting in ATS-4 with other Participants classified as professional traders, while a Participant that is not classified as a professional trader can opt out of interacting with participants classified as professional traders. Second, a Participant generally can elect not to cross with other orders entered by the same Participant. An exception to this general practice is where the Broker-Dealer Operator has determined that a Subscriber trades solely as principal and does not have any underlying customers. In that circumstance, the Broker-Dealer Operator will require the Subscriber to be

Part Number	Item Number	Question	Answer
			configured not to cross with its own orders and the Subscriber will not be able to voluntarily elect otherwise.
Part III	**Item 15**	**Display**	
Part III	Item 15a	Does the NMS Stock ATS operate as an Electronic Communications Network as defined in Rule 600(a)(23) of Regulation NMS?	No.
Part III	Item 15b	Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)? If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about the orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.	Yes. While ATS-4 does not display orders to any Person(s) for purposes of the display requirement of Rule 301(b)(3) of Regulation ATS, certain information in ATS-4 is "made known to" the Broker-Dealer Operator's smart order routing technology through its view of the liquidity in ATS-4 (i.e., the full order book on a continuous basis), as described in Part III, Item 7(a). Authorized personnel of the Broker-Dealer Operator that support the Broker-Dealer Operator's smart order routing technology have access to such information as necessary to support the operation of such technology. In addition, when smart order routing technology of the Broker-Dealer Operator routes an order to ATS-4, such smart order routing technology necessarily knows that such order was routed to ATS-4.
Part III	Item 15c	If yes to Item 15(b), are the display procedures required to be identified in Item 15(b) the same for all Subscribers and the Broker-Dealer Operator?	No. As indicated above, the information is made known only to the Broker-Dealer Operator's smart order routing technology, as described in Part III, Item 7(a).
Part III	**Item 16**	**Routing**	
Part III	Item 16a	Can orders and trading interest in the NMS Stock ATS be routed to a	No.

Part Number	Item Number	Question	Answer
		destination outside the NMS Stock ATS?	
Part III	Item 16b	If yes to Item 16(a), must affirmative instructions from a Subscriber be obtained before its orders or trading interest can be routed from the NMS Stock ATS? If yes, describe the affirmative instructions and explain how the affirmative instruction is obtained. If no, explain when orders in the NMS Stock ATS can be routed from the ATS (e.g. at the discretion of the Broker-Dealer Operator).	N/A
Part III	**Item 17**	**Closing**	
Part III	Item 17a	Are there any differences between how orders and trading interest are treated on the NMS Stock ATS during the close and how orders and trading interest are treated during regular trading hours? If yes, identify and explain the differences as compared to the information provided in the relevant Part III Items of this form.	No.
Part III	Item 17b	Is the treatment of orders and trading interest during the close the same for all Subscribers and the Broker-Dealer Operator?	Yes.
Part III	**Item 18**	**Trading Outside Regular Trading Hours**	
Part III	Item 18a	Does the NMS Stock ATS conduct trading outside of its regular trading hours?	No.
Part III	Item 18b	If yes to Item 18(a), are there any differences between trading	N/A

Part Number	Item Number	Question	Answer
		outside of regular hours and trading during hours in the NMS Stock ATS? If yes, identify and explain the differences.	
Part III	Item 18(c)	If yes to Item 18(a), is the treatment of orders and trading interest outside of regular trading hours the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	N/A
Part III	**Item 19**	**Fees**	
Part III	Item 19a	Identify and describe any fees or charges for use of the NMS Stock ATS services including the type of fee (e.g. subscription, connectivity), the structure of the fee (e.g., fixed, volume-based, transaction based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g. high and low).	The Broker-Dealer Operator does not operate ATS-4 as a stand-alone NMS Stock ATS and there is no standard fee schedule for ATS-4. There is no explicit transaction fee for executions in ATS-4.
Part III	Item 19b	Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and	The Broker-Dealer Operator negotiates commission rates (and, where applicable, financing rates) with clients that cover all of the broker-dealer services provided to that client, which could include access to ATS-4. Such services may include high-touch trading services, low-touch trading services, financing services, and access to research. The negotiation process is the same even when the only service the client seeks to access is ATS-4. Commission rates range from zero cents per share to 5% of the value of the transaction in ATS-4, although commission amounts have exceeded such

Part Number	Item Number	Question	Answer
		range of fees.	rates under very limited circumstances based on the nature of the transaction. In addition, certain clients may negotiate a commission rate under which the client agrees to pay the fees and receive the rebates of venues to which the client's orders were routed and that result from removing or providing liquidity on those venues. At times, the amount of rebates that a client receives may exceed the amount charged, which could result a net rebate to such client irrespective of the negotiated commission rate.
Part III	Item 19c	Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.	As indicated in response to Item 19(a), certain clients may negotiate a commission rate under which the client agrees to pay the fees and receive the rebates of venues to which the client's orders were routed and that result from removing or providing liquidity on those venues. At times, the amount of rebates that a client receives may exceed the amount charged, which could result a net rebate to such client irrespective of the negotiated commission rate.
Part III	**Item 20**	**Suspension of Trading**	
Part III	Item 20a	Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in NMS stocks.	The Broker-Dealer Operator may suspend crossing in ATS-4, including crossing in any individual NMS stock, during market hours under anomalous conditions. ATS-4 will accept orders for NMS stocks that are halted and will resume crossing in such NMS stocks once such halt is lifted. During a halt, a Participant can cancel or modify an order. If the Broker-Dealer Operator suspends crossing in ATS-4, it may continue to accept orders in the affected NMS stock(s), based upon the circumstances giving rise to the suspension. Such decisions will be made on a case-by-case basis, in consultation with Legal, Compliance, and Business Unit Risk Management.

The Broker-Dealer Operator will endeavor to communicate to Participants through coverage personnel with respect to suspensions that are expected to have a material impact on such Participant(s). The nature and/or fact of such communication will vary based upon the nature |

Part Number	Item Number	Question	Answer
			and/or anticipated duration of the suspension or halt. The Broker-Dealer Operator will reject orders for NMS stocks that have been suspended for purposes of the 5% volume threshold of Regulation ATS and for NMS stocks that are not eligible for trading pursuant to Morgan Stanley's restricted list.
Part III	Item 20b	Are the procedures for suspending or stopping trading the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	Yes.
Part III	**Item 21**	**Trade Reporting**	
Part III	Item 21a	Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances.	All reportable transactions effected in ATS-4 are over-the-counter or OTC transactions that are trade-reportable pursuant to applicable trade reporting requirements. Transactions effected by ATS-4 are reported to the FINRA/Nasdaq (Carteret) trade reporting facility. The possible exception to this practice is that the Broker-Dealer Operator may choose instead to report a small number of transactions to the FINRA/NYSE trade reporting facility to maintain connectivity to the FINRA/NYSE trade reporting facility as a ready and viable backup. Where appropriate, matches between two internal business units or trading desks of the Broker-Dealer Operator or of an affiliate are treated as journal entries (internal movements of positions and monies) and therefore are not trade reported.
Part III	Item 21b	Are the procedures and material arrangements for reporting transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any	Yes.

Part Number	Item Number	Question	Answer
		differences.	
Part III	**Item 22**	**Clearance and Settlement**	
Part III	Item 22a	Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (e.g., whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).	MS&Co is a member of the National Securities Clearing Corporation ("NSCC") and the Depository Trust Company ("DTC"). MS&Co clears and settles securities transactions through established clearance and settlement protocols. If the transaction is with a client that custodies its assets at MS&Co, MS&Co will clear and settle the transaction in that client's account. If the transaction is with a client that clears and settles on a delivery-versus-payment/receive-versus-payment (DVP/RVP) basis through a third-party custodian, MS&Co will clear and settle the transaction with the third-party custodian on a DVP/RVP basis. If the transaction is with a broker-dealer, the transaction will clear through NSCC and settle through DTC on a broker-to-broker basis. If the match is between two internal business units or trading desks of MS&Co or between two internal business units or trading desks of an affiliate, there is no change of beneficial ownership and therefore no transaction to clear or settle. As indicated in Part III, Item 22(b) and Part III, Item 21(a), such matches are treated as journal entries. There are no procedures or material arrangements specific to ATS-4 (as compared to the procedures or arrangements generally of the Broker-Dealer Operator described above) to facilitate the clearance and settlement of transactions. The Broker-Dealer Operator is the counterparty to all trades effected in ATS-4. The Broker-Dealer Operator is a self-clearing broker and has not entered into any arrangements for clearance and settlement other than those arrangements customary for self-clearing brokers (e.g., DTC membership)

Part Number	Item Number	Question	Answer
			and broker-to-broker settlement.
Part III	Item 22b	Are the procedures and material arrangements undertaken to facilitate clearance and settlement of transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	No. As indicated in the response to Part III, Item 22(a), settlement practices vary based upon whether a client custodies its assets at the Broker-Dealer Operator; whether the client settles on a DVP/RVP basis through a third party custodian; and whether the client is a broker-dealer. In addition, as indicated in the response to Part III, Item 21(a), where appropriate, matches between two internal business units or trading desks of the Broker-Dealer Operator or of an affiliate are treated as journal entries (internal movements of positions and monies), do not result in a change in beneficial ownership, and therefore are not trade reported. As indicated in Part III, Item 22(a), such journal entries do not require clearance and settlement.
Part III	**Item 23**	**Market Data**	
Part III	Item 23a	Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.	ATS-4 uses direct exchange market data feeds to determine the best bid and offer from all markets that display protected quotations as defined in Regulation NMS. The best bid and offer is used, in turn, to determine the midpoint or other relevant price for execution in ATS-4. ATS-4 uses SIP feeds for regulatory purposes (e.g., to determine whether a market is open or closed; whether a security is subject to a trading halt; and whether short sale restrictions are in effect) and for backup purposes. The Broker-Dealer Operator uses the SIP feed as a backup when there is an issue or the perception of an issue with a market's direct feed or with the Broker-Dealer Operator's ability to receive and process the data from such market's feed. The Broker-Dealer Operator makes such determinations on a market-by-market basis.

Part Number	Item Number	Question	Answer
Part III	Item 23b	Are the sources of market data and how the NMS Stock ATS uses market data for the services that it offers the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	Yes.
Part III	**Item 24**	**Order Display and Execution Access**	
Part III	Item 24a	Has the NMS Stock ATS displayed Subscriber orders to any Person (other than NMS Stock ATS employees) and had an average daily share volume of 5% or more in that NMS stock as reported by an effective transaction reporting plan or disseminated through an automated quotation system during four of the preceding six calendar months?	No.
Part III	Item 24b	If yes to Item 24(a), is the NMS Stock ATS required to comply with Rule 301(b)(3)(ii) of Regulation ATS? If yes, i. Provide the ticker symbol for each such NMS stock displayed during each of the last 6 calendar months; ii. Explain how the ATS displays such orders on a national securities exchange or through a national securities association; and iii. Explain how the ATS provides access to such orders displayed in the national market system equivalent to the access to other	N/A

Part Number	Item Number	Question	Answer
		orders displayed on that national securities exchange or through a national securities association pursuant to Rule 301(b)(iii) of Regulation ATS.	
Part III	**Item 25**	**Fair Access**	
Part III	Item 25a	Has the NMS Stock ATS executed 5% or more of the average daily trading volume in an NMS stock as reported by an effective transaction reporting plan or disseminated through an automated quotation system during four of the preceding six calendar months?	No.
Part III	Item 25b	If yes to Item 25(a), is the NMS Stock ATS required to comply with Rule 301(b)(5)(ii) of Regulation ATS? If yes, i. Provide the ticker symbol for each such NMS stock during each of the last 6 calendar months; and ii. Describe the written standards for granting access to trading on the ATS pursuant to Rule 301(b)(5)(ii)(A) of Regulation ATS.	N/A
Part III	**Item 26**	**Aggregate Platform Data**	
Part III	Item 26	Does the NMS Stock ATS publish or otherwise provide to one or more Subscribers aggregate platform-wide order flow and execution statistics of the ATS that are not otherwise required disclosures under Rule 605 of	Yes.

Part Number	Item Number	Question	Answer
		Regulation NMS? If yes, i. Attach, as Exhibit 4, the most recent disclosure of aggregate platform-wide order flow and execution statistics of the ATS that are not otherwise required disclosures under Rule 605 of Regulation NMS and that the ATS provided to one or more Subscribers as of the end of each calendar quarter. [or certify that Exhibit 4 is available on website] ii. Attach, as Exhibit 5, a list and explanation of the categories or metrics for the aggregate platform-wide order flow and execution statistics provided as Exhibit 4 and explain the criteria or methodology used to calculate aggregate platform-wide order flow and execution statistics. [or certify that Exhibit 5 is available on website]	i. Check the box for "Select if, in lieu of filing, {NMS Stock ATS} certifies that the information requested under Exhibit 4 is available at the website provided in Part I, Item 6 of this form and is accurate as of the date of this filing." ii. Check the box for "Select if, in lieu of filing, {NMS Stock ATS} certifies that the information requested under Exhibit 5 is available at the website provided in Part I, Item 6 of this form and is accurate as of the date of this filing."